As filed with the Securities and Exchange Commission on December 11, 2003
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------

                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                        --------------------------------

                              ELIZABETH ARDEN, INC.
                               (Name of Applicant)

                             14100 N.W. 60th Avenue
                           Miami Lakes, Florida 33014
                    (Address of Principal Executive Offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

         Title of Class                                     Amount
         --------------                                     ------

 11-3/4% Senior Notes Due 2011            Up to a maximum aggregate principal
                                                  amount of $15,600,000

                        --------------------------------

         Approximate date of proposed public offering: December 15, 2003

                        --------------------------------

                              Oscar E. Marina, Esq.
              Senior Vice President, General Counsel and Secretary
                              Elizabeth Arden, Inc.
                             14100 N.W. 60th Avenue
                           Miami Lakes, Florida 33014

                     (Name and Address of Agent for Service)

                                 With a copy to:

                                Rod Miller, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153



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The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                                    FORM T-3

                                     GENERAL

ITEM 1.    GENERAL INFORMATION.

           (a) The Applicant, Elizabeth Arden, Inc. (the "Company"), is a corporation.

           (b) The Company is a Florida corporation.

ITEM 2.    SECURITIES ACT EXEMPTION APPLICABLE.

           The Company is considering various refinancing alternatives, including tendering for (the "Tender Offer") any and all of its outstanding 11-3/4% Senior Secured Notes due 2011 (the "Existing Notes") issued pursuant to the indenture (the "Indenture"), dated as of January 23, 2001, among the Company, as issuer, the Guarantors signatory thereto, as Guarantors and HSBC Bank USA, as Trustee (the "Trustee"). In conjunction with the Tender Offer, the Company would solicit (the "Consent Solicitation") consents (the "Consents") of the registered holders of Existing Notes (the "Holders") to the adoption of certain proposed amendments (the "Proposed Amendments") to the Indenture and the Existing Notes that would, among other things, eliminate substantially all of the restrictive covenants, release all of the Collateral (as defined in the Indenture) securing the obligations under the Indenture and eliminate certain event of default provisions currently contained in the Indenture and the Existing Notes.

           The Proposed Amendments would be effected through a supplemental indenture (the "Supplemental Indenture") executed by the Company, the Guarantors and the Trustee on or promptly after the Consent Date, which is the date on which the minimum number of Consents are expected to be received from Holders to adopt the Proposed Amendments.

           Because the Proposed Amendments may be deemed to create the adoption of a "new security" with respect to the Existing Notes that are not tendered in the Tender Offer, the Company hereby files this Application for Qualification (this "Application") of the Indenture, as modified by the Supplemental Indenture, for up to $15,600,000, the highest possible outstanding principal amount of Existing Notes that may be remaining following the execution of the Supplemental Indenture. These remaining Existing Notes (the "New Notes") will continue to be outstanding under the Indenture, as modified by the Supplemental Indenture, which will implement the Proposed Amendments. The New Notes will retain the same CUSIP number as the Existing Notes and no exchange of New Notes for Existing Notes will be made. The execution of the Supplemental Indenture will serve as a "deemed issuance" of the New Notes to their Holders.

           No tenders of the Existing Notes will be accepted before the effective date of this Application.

           The Company does not currently intend to sell, directly or indirectly, securities of the same class as the New Notes at or about the same time as the Tender Offer.

           The Company is making the "deemed issuance" of the New Notes in reliance on Section 3(a)(9) of the Securities Act of 1933, as amended ("Securities Act"), to exempt the "deemed issuance" of the New Notes from the registration requirements of the Securities Act. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Tender Offer or Consents in the Consent Solicitation. To the extent solicitations are undertaken by the Company's officers and employees, such officers and employees will not receive additional compensation for making such solicitations.

           The Company will not retain a dealer-manager in connection with the Tender Offer or any solicitation agent in connection with the Consent Solicitation. Any advisors, consultants and agents will receive reasonable and customary fees. None of the fee arrangements will be conditioned on the success of either the Tender Offer or the Consent Solicitation and none of such advisors, consultants and agents will be authorized to provide any opinion with respect to the Tender Offer or Consent Solicitation or to otherwise solicit the tender of Notes in the Tender Offer or to solicit Consents in the Consent Solicitation.

           No cash payments will be made by any Holder of Existing Notes.

                                  AFFILIATIONS

ITEM 3.    AFFILIATES.

           (a) Set forth below are all subsidiaries of the Company, all of which are wholly owned, directly or indirectly, by the Company.


      Company                                            Jurisdiction of Incorporation
      -------                                            -----------------------------

      Elizabeth Arden (Australia) Pty Ltd.               Australia
      Elizabeth Arden Handels GmbH                       Austria
      Elizabeth Arden (Canada) Limited                   Canada
      DF Enterprises, Inc.                               Delaware
      FD Management, Inc.                                Delaware
      Elizabeth Arden International Holding, Inc.        Delaware
      RDEN Management, Inc.                              Delaware
      Elizabeth Arden (Financing), Inc.                  Delaware
      Elizabeth Arden Travel Retail, Inc.                Delaware
      Elizabeth Arden (Denmark) ApS                      Denmark
      Elizabeth Arden (Italy) S.r.l.                     Italy
      Elizabeth Arden (Japan) KK                         Japan
      Elizabeth Arden Korea Yuhan Hoesa                  Korea
      Elizabeth Arden (Netherlands) Holding B.V.         Netherlands
      Elizabeth Arden (New Zealand) Limited              New Zealand
      Elizabeth Arden (Norway) AS                        Norway
      Elizabeth Arden (Puerto Rico), Inc.                Puerto Rico
      Elizabeth Arden (Export), Inc.                     Puerto Rico
      Elizabeth Arden (Singapore) PTE Ltd.               Singapore
      Elizabeth Arden (South Africa)(Pty) Ltd.           South Africa
      Elizabeth Arden Espana S.L.                        Spain
      Elizabeth Arden (Sweden) AB                        Sweden
      Elizabeth Arden (Zug) GmbH                         Switzerland
      Elizabeth Arden International S.a.r.l.             Switzerland
      Elizabeth Arden (Switzerland) Holding S.a.r.l.     Switzerland
      Elizabeth Arden GmbH                               Switzerland
      Elizabeth Arden (UK) Ltd.                          United Kingdom



           See Item 4 for directors and executive officers of the Company, some of whom may be deemed to be affiliates of the Company by virtue of their position, and Item 5 for owners of more than 10% of our voting securities, who may be deemed affiliates of the Company by virtue of their stock ownership.

                             MANAGEMENT AND CONTROL

ITEM 4.    DIRECTORS AND EXECUTIVE OFFICERS.

           (a) The following table sets forth the names of and all offices held by all current directors and executive officers of the Company. Except as otherwise noted below, the address for each director and officer listed below is c/o Elizabeth Arden, Inc., 14100 N.W. 60th Avenue, Miami Lakes, Florida 33014.

           The directors and executive officers of the Company are as follows:

NAME                                    POSITION
----                                    --------

E.Scott Beattie                         Chairman of the Board of Directors
                                        and Chief Executive Officer

Paul F. West                         President and Chief Operating Officer

Stephen J. Smith                     Executive Vice President and Chief
                                     Financial Officer

Ronald L. Rolleston                  Executive Vice President, Global Marketing

Joel B. Ronkin                       Senior Vice President and Chief
                                     Administrative Officer

J.W. Nevil Thomas                    Director

Fred Berens                          Director

Richard C.W. Mauran                  Director

George Dooley                        Director

William M. Tatham                    Director

----------------------


ITEM 5.    PRINCIPAL OWNERS OF VOTING SECURITIES.

           (a) Presented below is certain information regarding each person known by the Company to beneficially own 10% or more of the Company's voting securities as of December 5, 2003.


            Name and                                                                                    Percentage of Voting
            --------                                                                                    --------------------
    Complete Mailing Address                      Title of Class Owned            Amount Owned           Securities Owned
    ------------------------                      --------------------            ------------           ----------------
Dynamic Mutual Funds, Ltd.                            Common Stock                2,660,984 (1)               10.7%
55th Floor
Scotia Plaza
40 King Street West
Toronto, Ontario  M5H 4A9 Canada


----------------------
(1) Based on a Schedule 13G reporting ownership as of October 27, 2003 filed by Dynamic Mutual Funds, Ltd. Shares are held in mutual funds managed by Dynamic Mutual Funds, Ltd., acting as investment counsel and portfolio manager.

                                  UNDERWRITERS

ITEM 6.    UNDERWRITERS.

           (a) The following entities acted as an underwriter of our outstanding securities within three years prior to the date of this application:

         Name
         ----

          1.      Credit Suisse First Boston LLC
                  11 Madison Avenue
                  New York, NY 10010

          2.      Morgan Stanley & Co. Incorporated
                  1585 Broadway
                  New York, NY 10036

          3.      J.P. Morgan Securities Inc.
                  277 Park Avenue
                  New York, NY 10172

          4.      Sun Trust Capital Markets, Inc.
                  333 Peachtree Road, N.E.
                  10th Floor, South Tower
                  Atlanta, GA 30326

          5.      CJS Securities, Inc.
                  50 Main Street
                  Suite 325
                  White Plains, NY 10606

          6.      C.L. King & Associates, Inc.
                  Nine Elk Street
                  Albany, NY  12207

          7.      Sanders Morris Harris
                  3100 JPMorgan Chase Tower
                  Houston, TX 77002


           (b) No person is acting as principal underwriter of the securities deemed to be offered in connection with the contemplated Tender Offer and Consent Solicitation.

                               CAPITAL SECURITIES

ITEM 7.    CAPITALIZATION.

           (a) The following table sets forth certain information with respect to each authorized class of securities of the Company as of December 5, 2003.


        Title of Class                                               Amount Authorized             Amount Outstanding
        --------------                                               -----------------             ------------------
8.84% Mortgage Note due 2004                                                                             $4,870,400

11-3/4% Senior Secured Notes Due 2011                                   $160,000,000                   $104,000,000

10-3/8% Senior Notes due 2007                                                                          $124,778,000

8.5% Subordinated Debentures due 2004                                                                    $2,166,000

Series D Convertible Preferred Stock, $.01 per share                       1,000,000                        224,153

Common Stock, $.01 par value per share                                    50,000,000                     24,841,273


           (b) (i) Voting Rights of holders of the Series D convertible preferred stock. In addition to voting rights required by Florida law, approval from holders of two-thirds of the issued and outstanding Series D convertible preferred stock will be required for the Company to:


     o amend its articles of incorporation in a manner that affects adversely the rights, preferences or privileges of holders of the Series D convertible preferred stock or that increases (other than for the payment of dividends in accordance with the Certificate of Designations for the Series D convertible preferred stock) or decreases the number of authorized shares of Series D convertible preferred stock;

     o consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially o all of its assets, in a single transaction or series of related transactions, to any person or to adopt a plan of liquidation (except as otherwise provided in the Certificate of Designations);

     o enter into, or permit any of its subsidiaries to enter into, any agreement that would impose material restrictions on its ability to honor the exercise of any rights of holders of the Series D convertible preferred stock; or

     o    issue any shares of Series D convertible preferred stock other than
          (A) pursuant to the terms of the purchase agreement entered into in connection with the acquisition of the Elizabeth Arden business and
          (B) shares issued in payment of o dividends on the Series D convertible preferred stock as contemplated in the Certificate of Designations.

           (ii) Voting Rights of holders of Common Stock. Each share of the Company's Common Stock is entitled to one vote on all matters submitted to a vote of stockholders, including election of directors. Approval of each of the matters to be acted upon at an annual or special meeting of stockholders will require a majority of the votes represented at such meeting to be cast in favor of the matter, except (i) that directors will be elected by a plurality of the votes cast and (ii) as otherwise required by statute.

                              INDENTURE SECURITIES

ITEM 8.    ANALYSIS OF INDENTURE PROVISIONS.

           The New Notes will be "deemed issued" pursuant to the Indenture, as modified by the Supplemental Indenture which will implement the Proposed Amendments. The following is an analysis of the Indenture provisions following adoption of the Proposed Amendments, as required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended. Capitalized terms used below and not defined herein have the same meanings as in the Indenture.

           (a) Events of Default; Withholding of Notice of Default (Sections
6.01)

           Each of the following are Events of Default under the Indenture:

           (a) default for 30 days in the payment when due of interest or liquidated damages, if any, on the New Notes;

           (b) default in the payment of all or any part of the principal, or premium, if any, on the New Notes when and as the same becomes due and payable at maturity, upon redemption, by acceleration, or otherwise, including, without limitation, the payment of the Change of Control Payment or the Asset Sale Offer Price, or otherwise;

           (c) failure by the Company or any of its Subsidiaries to observe or perform in all material respects any covenant or agreement on the part of the Company or such Subsidiary contained in the Notes and the Indenture if that failure is not remedied within 90 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the New Notes then outstanding, specifying such default, requiring that it be remedied and stating that such notice is a "Notice of Default;"

           (d) except as provided by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee;

           (e) either the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, pursuant to or within the meaning of Bankruptcy Law:

                     (A) commences a voluntary case;

                     (B) consents to the entry of an order for relief against it in an involuntary case;

                     (C) consents to the appointment of a Custodian of it or for all or substantially all of its property;

                     (D) makes a general assignment for the benefit of its creditors;

                     (E) generally is not paying its debts as they become due;
or

           (f) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                     (A) is for relief against either the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary in an involuntary case;

                     (B) appoints a Custodian of either the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary or for all or substantially all of the property of either the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; or

                     (C) orders the liquidation of either the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;

           and the order or decree remains unstayed for 60 consecutive days.

           The Trustee may withhold from holders of the New Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines in good faith that withholding notice is in their interest.

           (b) Authentication and Delivery of the Securities and Application of Proceeds (Section 2.02)

           The New Notes will be executed on behalf of the Company by an Officer of the Company. Such signatures may be manual or by facsimile. If an Officer whose signature is on a New Note no longer holds that office at the time the Trustee or authenticating agent authenticates the Note, the Note will be valid nevertheless. A New Note will not be valid until the Trustee or any duly appointed authenticating agent manually signs the certificate of authentication on such New Note. Such signature will be conclusive evidence that the New Note has been authenticated under the Indenture.

           There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Notes because the New Notes will be issued to replace currently outstanding indebtedness.

           (c) Release of liens

           The New Notes will not be secured by any lien on any collateral.

           (d) Satisfaction and Discharge of Indenture (Section 12.01)

           The Indenture will be discharged and will cease to be of further effect as to all New Notes issued thereunder, when:

           (1) either (A) all New Notes that have been authenticated (except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or (B) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

           (2) no Default or Event of Default has occurred and is continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Subsidiary Guarantor is a party or by which the Company or any Subsidiary Guarantor is bound;

           (3) the Company or any Subsidiary Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

           (4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the New Notes at maturity or the redemption date, as the case may be.

           (e) Evidence of Compliance with Conditions and Covenants

           The Company will be required to comply with Section 314(a) of the TIA.

ITEM 9.    OTHER OBLIGORS.

           The following entities will be Guarantors of the New Notes:


           Elizabeth Arden International Holding, Inc.
           14100 NW 60th Avenue
           Miami Lakes, FL 33014

           FD Management, Inc.
           300 Delaware Avenue, 9th Floor
           Wilmington, DE 19801

           DF Enterprises, Inc.
           300 Delaware Avenue, 9th Floor
           Wilmington, DE 19801

           Elizabeth Arden (Zug) GmbH
           Bahnhofstrasse 29
           6300 Zug  Switzerland


CONTENTS OF APPLICATION FOR QUALIFICATION. This Application for Qualification comprises:

               (a)  Pages numbered 1 to 10, consecutively (including an attached
                    Exhibit Index).

               (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified (incorporated by reference to Exhibit 25.1 to the Company's Form S-4/A dated February 21, 2001 (Commission File No. 333-55310)).

               (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

                     Exhibit T3A        Amended and Restated Articles of
                                        Incorporation of the Company
                                        (incorporated herein by reference to
                                        Exhibit 3.1 to the Company's Form 8-K
                                        dated February 7, 2001 (Commission File
                                        No. 1-6370)).

                     Exhibit T3B        Amended and Restated Bylaws of the
                                        Company (incorporated herein by
                                        reference to Exhibit 3.3 to the
                                        Company's Form 10-Q for the quarter
                                        ended October 31, 2000 (Commission File
                                        No. 1-6370)).

                     Exhibit T3C-1      Indenture, dated as of January 23, 2001,
                                        between the Company, the Guarantors
                                        signatory thereto, and the Trustee
                                        (incorporated herein by reference to
                                        Exhibit 4.1 to the Company's Form 8-K
                                        dated February 7, 2001 (Commission File
                                        No. 1-6370)).

                     Exhibit T3C-2*     Form of Supplemental Indenture between
                                        the Company and the Trustee.

                     Exhibit T3D        Not Applicable.

                     Exhibit T3F*       Cross reference sheet showing the
                                        location in the Indenture of the
                                        provisions inserted therein pursuant to
                                        Sections 310 through 318(a), inclusive,
                                        of the Trust Indenture Act of 1939
                                        (included as part of Exhibit T3C-1).

--------------------------------
*          Filed herewith.

                                    SIGNATURE

           Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Elizabeth Arden, Inc., a corporation organized and existing under the laws of Florida has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Miami Lakes, and State of Florida, on the 10th day of December, 2003.


                                     ELIZABETH ARDEN, INC.

                                     By:  /s/ Marcey Becker
                                        ----------------------------------------
                                     Name:  Marcey Becker
                                     Title: Senior Vice President, Finance





Attest:  /s/ Oscar E. Marina
       ---------------------------------------------
Name:   Oscar E. Marina
Title:  Senior Vice President, Secretary and
        General Counsel

                                  EXHIBIT INDEX
                                  -------------


                     Exhibit No.          Description
                     -----------          -----------

                     Exhibit T3C-2*     Form of Supplemental Indenture between
                                        the Company and the Trustee.


                     Exhibit T3F*       Cross reference sheet showing the
                                        location in the Indenture of the
                                        provisions inserted therein pursuant to
                                        Sections 310 through 318(a), inclusive,
                                        of the Trust Indenture Act of 1939
                                        (included as part of Exhibit T3C-1).

----------------